Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

July 30, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re:	A&Q Masters Fund (File Nos. 333-232006; 811-22859)

Dear Ms. Dubey:

On behalf of A&Q Masters Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on July 22, 2020. The Staff's comments related to Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 under the Securities Act of 1933, as amended (the "1933 Act") (also constituting Amendment No. 14 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the "1940 Act")), filed with the Commission on June 10, 2020 (the "Registration Statement").

We propose to file an additional amendment to the Registration Statement (the "Amendment") on July 31, 2020 in order to respond to the Staff's comments, formally incorporate the Fund's audited financial statements for the fiscal year ended March 31, 2020 and complete other omitted data, and seek effectiveness as of August 3, 2020.

Set forth below is a summary of the Staff's comments, and the Fund's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Prospectus

Comment 1. To the extent that the Fund intends to begin relying on Rule 30e-3 on January 1, 2021, please add the required disclosures to the cover page of the Prospectus.

Response 1. The Fund intends to begin relying on Rule 30e-3 on January 1, 2022.

Comment 2. Under the caption "Investment Portfolio" on the Cover, and elsewhere in the prospectus, the Fund discloses that "the Fund seeks to maintain a portfolio of Investment Funds that primarily employ long/short equity strategies, including those involving foreign issuers." If investing in emerging markets constitutes a principal investment strategy of the Fund, please add a reference to emerging markets on the Cover and elsewhere where this disclosure appears.

Response 2. Investing in emerging markets does not constitute a principal investment strategy of the Fund. Please note that disclosure regarding emerging market strategies and risks are included under the captions "Prospectus Summary—Investment Program—Additional Strategies," "Risk Factors—The Fund's Investment Strategies May Involve Risk of Loss—Additional Strategies" and "Investment Program—Investment Strategies—Additional Strategies."

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

Securities and Exchange Commission

July 30, 2020

Comment 3. In light of the Commission's focus on the quality and availability of financial information of emerging market issuers, please consider the Fund's disclosure of emerging market risk and whether it should be supplemented. See, for example, Chairman Clayton's comments in the Commission's public statement, "Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited":

In addition, mutual funds, exchange-traded funds and other registered investment companies are required to disclose their principal risks in the fund's prospectus and summary prospectus. These risks will depend on the fund's investment objective(s), holdings, investment strategies and structure. . . . If a fund invests or may consider investing a significant portion of its assets in emerging markets, it should disclose those principal risks related to the quality or availability of the financial information of such investments, impact of any potential market closures and other related risks.

Response 3. As noted in Response 2, investing in emerging markets does not constitute a principal investment strategy of the Fund. With that said, however, the Fund believes that its disclosure of risks related to investments in foreign and emerging markets is appropriate.

Comment 4. To the extent the Fund would like the Staff to review the Fund's completed fee table and expense example prior to the Fund filing the Amendment, please include them in your EDGAR correspondence responding to the Staff's comments on the Registration Statement.

Response 4. Please see the below completed fee table and expense example, which will be included in the Amendment:

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. The expenses associated with investing in a "fund of funds," such as the Fund, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the shareholders in a fund of funds also indirectly pay a portion of the fees and expenses, including incentive fees, charged at the Investment Fund level.

Shareholder Transaction Expenses
Maximum Sales Load(1) (percentage of purchase amount)	2.00%
Maximum Redemption Fee	None(2)
Offering Expenses Borne by the Fund (as a percentage of offering amount)	0.03%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	1.25%
Incentive Fee(3)	0.18%(4)
Interest Payments on Borrowed Funds(5)	0.01%
Other Expenses(6)	1.02%
Acquired Fund Fees and Expenses(7)	4.43%
Total Annual Expenses	6.89%
Expense Waiver(8)	(0.68)%

Total Annual Expenses(9) (after expense waiver)	6.21%

Securities and Exchange Commission

July 30, 2020

____________________

(1)	Generally, the stated minimum initial investment in the Fund is Shares with an initial value of at least $50,000, which minimum may be reduced for certain shareholders, but not below $25,000. Investments may be subject to a waivable sales load of up to 2%. See "Plan of Distribution."

(2)	While the Fund does not impose any charges on a repurchase of Shares in the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by an Investment Fund if the Adviser determines to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

(3)	The Fund pays the Adviser an Incentive Fee, on a quarterly basis, at an annual rate of 5% of the Fund's net profits, if any. For the purposes of calculating the Incentive Fee for any fiscal quarter, net profits are determined by taking into account net realized gain or loss (including realized gain that has been distributed to shareholders during such fiscal quarter and net of Fund expenses) and the net change in unrealized appreciation or depreciation of securities positions, as well as dividends, interest and other income. No Incentive Fee will be payable for any fiscal quarter unless losses and depreciation from prior fiscal quarters (the "cumulative losses") have been recovered by the Fund. The cumulative loss to be recovered before payment of any Incentive Fees will be reduced in certain circumstances, including as a result of withdrawals by shareholders. The Adviser is under no obligation to repay any Incentive Fee previously paid by the Fund. The Incentive Fee is accrued monthly as a liability of the Fund and thus reduces the net asset value of all Shares. See "Risk Factors—Incentive Fee," "Management of the Fund—Incentive Fee" and "Redemptions, Repurchases of Shares and Transfers—Consequences of Repurchase Offers."

(4)	The Adviser earned Incentive Fees of $197,571 during the period from April 1, 2019 to March 31, 2020 (see footnote 3 above), which is expressed in the table as a percentage of the Fund's average net assets for the fiscal year ended March 31, 2020 of approximately $110 million. A larger Incentive Fee is reflective of positive investment performance. See "—Financial Highlights."

(5)	The Fund's interest expense for the fiscal year ended March 31, 2020 was $7,177.

(6)	"Other Expenses" are estimated based on average net assets of the Fund for the fiscal year ended March 31, 2020 of approximately $110 million. Prior to October 1, 2013, offerings of Shares were not registered under the Securities Act of 1933, as amended (the "Securities Act") and the Fund was not registered under the Investment Company Act. Because the Fund has registered offerings of Shares under both the Securities Act and the Investment Company Act, the Fund's annual "Other Expenses" may be higher than they were before such registrations and, accordingly, the Fund's financial performance may be lower than it appears in the Financial Highlights table below for periods prior to October 1, 2013. "Other Expenses" do not include any fees or expenses charged by Investment Funds (which are reflected separately under "Acquired Fund Fees and Expenses").

Securities and Exchange Commission

July 30, 2020

(7)	This calculation is based upon: (i) the fees and expenses of the Investment Funds in which the Fund is already invested (weighted by the relative amounts invested therein); and (ii) the fees and expenses of the Investment Funds in which the Fund intends to invest (weighted by the relative amounts of the anticipated net proceeds of the offering to be invested therein). Some or all of the Investment Funds in which the Fund invests charge incentive fees or allocations based on the Investment Funds' earnings. The incentive fees or allocations charged by unregistered Investment Funds in which the Fund invests generally are expected to approximate 20% of net profits. The "Acquired Fund Fees and Expenses" disclosed above are based on historic earnings of the Investment Funds in which the Fund invests, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The amount of the Fund's average net assets used in calculating this percentage was based on average net assets for the fiscal year ended March 31, 2020 of approximately $110 million, plus anticipated net proceeds of approximately $363 million from the offering. The Adviser estimates that approximately 2.29% (as a percentage of the net assets attributable to Shares) of the 4.43% shown as "Acquired Fund Fees and Expenses" reflects operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds). The Adviser estimates that the balance of approximately 2.14% is attributable to performance-based fees and allocations as well as other investment-related expenses of the Investment Funds (for example, interest expense, dividends paid on investments sold short, bank charges and commissions, stock loan fees, etc.).

(8)	The Adviser has contractually agreed, pursuant to an "Expense Limitation and Reimbursement Agreement" with the Fund, to limit in perpetuity the amount of "Specified Expenses" borne by the Fund to an amount not to exceed 1.62% per annum of the Fund's net assets (the "Expense Cap") (computed and applied on a monthly basis). "Specified Expenses" is defined to include all expenses incurred in the business of the Fund, provided that the following expenses are excluded from the definition of Specified Expenses: (i) the Incentive Fee, (ii) fees of the Investment Funds in which the Fund invests and (iii) extraordinary expenses. To the extent that Specified Expenses for any month exceed the Expense Cap, the Adviser will reimburse the Fund for expenses to the extent necessary to eliminate such excess. The Adviser may discontinue its obligations under the Expense Limitation and Reimbursement Agreement only with the consent of a majority of the Independent Trustees. To the extent that the Adviser pays or bears Specified Expenses, it will not seek reimbursement for any such amounts. See "Management of the Fund—Expense Limitation and Reimbursement Agreement."

(9)	Total annual expenses shown in the table will increase or decrease over time based on the Fund's asset level and other factors.

The purpose of the table above and the example below is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder in the Fund. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."

EXAMPLE:	1 Year	3 Years	5 Years	10 Years

You would pay the following expenses, including a sales load* (see footnote 1 above), on a $1,000 investment, assuming a 5% annual return:	$79	$195	$308	$581

*	Without the sales load, the expenses would be: $60 (1 Year), $178 (3 Years), $294 (5 Years) and $573 (10 Years).

The example is based on the fees and expenses set forth in the table above, but does not reflect the Incentive Fee. The Fund would not earn an Incentive Fee based on the assumption of a 5% annual return and the requirement to reflect the Fund's Acquired Fund Fees and Expenses in the example. The Fund's net profits, by definition, are calculated net of Fund total annual expenses, which, per the above fee table, would exceed 5%. The example should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown (and "Acquired Fund Fees and Expenses" may also be greater or less than that shown). Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. If the Investment Funds' actual rates of return exceed 5%, the dollar amounts could be significantly higher as a result of the Investment Funds' incentive fees.

Securities and Exchange Commission

July 30, 2020

Comment 5. Please consider whether, in light of the COVID-19 pandemic and current market conditions, it may take longer than expected for the Fund to invest the proceeds of the offering. If the Fund expects a delay, please disclose the reason for the delay and add any corresponding risk disclosure under the caption "Use of Proceeds." See Guide 1 to Form N-2.

Response 5. The Fund has not experienced, and does not expect to experience, a delay in investing offering proceeds.

Comment 6. Please confirm to which tables in Appendix B footnote 1 relates.

Response 6. Footnote 1 has been added back to each table in Appendix B.

Comment 7. Please confirm whether the Fund's Principal Financial Officer will sign the Registration Statement. See Section 6(a) of the 1933 Act.

Response 7. Section 6(a) requires that a registration statement be signed by, among others, a fund's "principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions." The Fund has a Principal Accounting Officer, who also performs the functions of a principal financial officer. As such, the Fund's Principal Accounting Officer executes both the Fund's Registration Statements and requisite certifications required by Rule 30a-2(a) under the 1940 Act.

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Should you have any questions or comments, please feel free to contact me at 212.969.3359 (bgreen@proskauer.com) or Gary L. Granik of this office at 212.969.3369 (ggranik@proskauer.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc: Gary L. Granik